
MAYER
BROWN
ROWE
& MAW

February 2, 2005

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



Re: Schwarz Pharma AG (File No. 82-4406)



By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Invitation to Analysts' Meeting.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17276579

File No.: 82-4406

SCHWARZ PHARMA

Antje Witte
Corporate Communications
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Tel: +49 2173 48 1866
Fax: +49 2173 48 1856
E-Mail: antje.witte@schwarzpharma.com
Internet: www.schwarzpharma.com

SCHWARZ PHARMA Analysts' Meeting,
Industrie-Club, Elberfelder Str. 6, 40213 Düsseldorf
February 22, 2005, 1.00 p.m.

Dear Madam or Sir

We are pleased to invite you to our SCHWARZ PHARMA Analysts' Meeting in Düsseldorf on February 22, 2005 at 1.00 p.m. We will start with a luncheon at 12.00 p.m.

The SCHWARZ PHARMA Executive Board will present the preliminary figures 2004 which will be published the same day.

Following the presentation there will be a Q&A-session.
The Analysts' Meeting will be finished approximately at 2.30 p.m.

Please let us know with the attached answersheet at your earliest convenience, but until February 15, 2005, if you will be able to join us.

All of us are looking forward to seeing you in Düsseldorf and to continue our discussions.

Kind regards

SCHWARZ PHARMA AG

Antje Witte
Vice President Corporate Communications

Please fill out this form and return it by Fax-No.: +49 2173 48 1856 or e-mail: Sylvia.Heitzer@schwarzpharma.com

Name: ______________________________

Company: ______________________________

☐ Yes, I will attend the Analysts' Meeting
☐ Yes, I will attend the luncheon
☐ No, I will not attend the Analysts' Meeting